August 24, 2023

VIA E-MAIL

Susan S. Rhee, Esq.
Jackson Credit Opportunities Fund
Chief Legal Officer, Vice President & Secretary
Lansing, Michigan 48951

Re:      Jackson Credit Opportunities Fund
         Registration Statement on Form N-2
         Filing Nos.: 333-27336

Dear Ms. Rhee:

       The staff has reviewed the above-referenced initial registration
statement (   Registration
Statement   ), which the Commission received on July 21, 2023. On July 25,
2023, the Fund filed
a delaying amendment as part of the Registration Statement. Based on our review, we have the following comments. Capitalized terms have the same meaning as defined in the Registration
Statement.

1. General Comments

      a. Please advise us as to the status of any exemptive application(s) or no-action request(s) in connection with your Registration Statement, including those cited currently in the
         Registration Statement.

      b. Please confirm whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

      c. Please tell us if you have presented or will present any    test the
waters    materials to
         potential investors in connection with this offering. If so, please provide us with copies of such materials.

      d. We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures (e.g., sub-advisory information, Trustee information, etc.). We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.
    e. We note that the filing is materially incomplete with respect to required financial information. Please submit a completed fee table, seed financial
statements, auditor   s
      consent, initial and subsequent minimum purchase of Shares table, and
auditor   s consent
      in a subsequent amendment to the Registration Statement.

   f. Please ensure that delaying amendment language responsive to Section 8(a) of the
      Securities Act is included in all future pre-effective amendments.

   g. Please add disclosure throughout the prospectus to any discussion of Class A Shares clarifying that such Shares may never be available for purchase, where appropriate.

   h. Whenever there is a discussion in the prospectus of the filing of a multi-class application with the Commission, please also disclose that there is no guarantee that relief will be granted.

2. Cover Page

   a. In footnote two of the offering table, the Fund states that the sales charges may be waived or reduced for some investors. Please disclose the types and categories of investors for whom such charges may be waived or reduced.

   b. Please make bold all cover page bullets and add the following bullets:

      1) The Fund intends to invest primarily in debt securities of private companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

      2) Privately-held companies and below-investment-grade instruments (
junk    bonds) in
         which the Fund will invest will be difficult to value and are illiquid.

      3) An investor in Class A Shares will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts invested. If you pay the maximum aggregate
         [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

   c. Please provide the anticipated timing of the Fund   s initial repurchase
offer. See Guide 10
      to Form N-2.

   d. The Fund states that investors can view information about the Fund, including the SAI
      and other material incorporated by reference into the Fund   s
Registration Statement on
      the Commission   s website. Please clarify what other material, if any,
is being
      incorporated by reference into the Registration Statement. Provide hyperlinks for any
      EDGAR-related material incorporated by reference.

3. Summary

   a. The Fund states that it will allocate its assets across credit-oriented sectors and across the liquidity spectrum. Please disclose if such investments may include defaulted or partially defaulted loans. If applicable, please disclose the corresponding risks associated with

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    such investments. Also, please provide further principal strategies disclosure explaining
   what types of derivatives the Fund intends to invest in.

b. The Fund states that it may invest in convertible and preferred securities. Please disclose if such convertible and preferred securities will be counted as part of the
Fund   s 80%
   policy.

c. The Fund states that it will invest at least 80% of its net assets (plus the amount of any borrowings made for investment purposes) in a portfolio of public and private debt securities and derivatives and other instruments designed to provide exposure to such securities. Please confirm that the Fund will value such derivatives on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value) for purposes of complying with the Names Rule.

d. The Fund discloses it intends to invest    directly or indirectly through
one or more
   wholly-owned and controlled subsidiaries . . . .    Please note that
subsidiary,    when used
   in the comments below, refers to an entity (regardless of whether or not the Fund set up the entity) that (1) is primarily controlled by the Fund (as defined below); and (2)
   primarily engages in investment activities in securities or other assets. With regard to any Subsidiary of the Fund, please disclose that:

   1) Any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. We note that any
      investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.
      If the same person is the adviser to both the Fund and the Subsidiary, then, for
      purposes of complying with Section 15(c), the reviews of the Fund   s and
the
      Subsidiary   s investment advisory agreements may be combined.

   2) The Subsidiary   s principal investment strategies or principal risks
that constitute
      principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of an entity that invests in a Subsidiary should reflect aggregate operations of the entity and the Subsidiary;

   3) Please disclose that a    Subsidiary    includes entities that engage in
investment
      activities in securities or other assets that are primarily controlled by the Fund. If, however, the Fund will only invest through wholly-owned Subsidiaries, disclose that the Fund does not, or does not intend to, create or acquire primary control of any entity which engages in investment activities in securities or other assets, other than
      entities wholly-owned by the Fund.    Primarily controlled    means (1)
the Fund
      controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act,
      and (2) the Fund   s control of the unregistered entity is greater than
that of any other
      person; and

   4) Please also confirm in correspondence that: (1) if a Subsidiary is wholly-owned, the
      Subsidiary   s management fee (including any performance fee) will be
included in
         Management Fees    and the Subsidiary   s expenses will be included in
   Other
      Expenses    in the Fund   s fee table requested below; (2) a Subsidiary,
if organized and


       Page 3 of 6
           operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; (3) a Subsidiary and its board of
          directors will agree to inspection by the staff of a Subsidiary   s
books and records,
          which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (4) whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

   e. The Fund states that:    [t]he Sub-Adviser may consider environmental,
social and
      governance (   ESG   ) factors that, depending on the facts and
circumstances, are material
      to the value of an issuer or instrument.    Please clarify whether ESG
factors will be
      considered with respect to every investment and disclose, if accurate, that an investment
      could be made in a company that does not meet the Sub-Adviser   s ESG
criteria.

4. Risk Factors

   a. Given that the Fund states that it may consider environmental, social and governance
      (   ESG   ) in investing, explain what ESG investing is not included as a risk factor.

   b. The Fund states that investing in credit default swaps, distressed debt, repurchase agreements, purchase and sale contracts, short sales, real estate, and sovereign debt are principal risks of the Fund. Please provide disclosure in the principal strategies section corresponding to these risks. Include in such strategies a discussion of whether the Fund intends to invest only in real estate debt or whether the fund intends to hold real estate directly.

   c. The Fund includes investments in covenant-lite and defaulted loans as principal risks.
      Please add corresponding principal strategies discussion of such investments to the cover page and principal strategies section of the prospectus.

   d. Tax risk. The Fund states that it will annually restrict its income from commodities and commodity-linked derivative instruments, such as commodity-linked swaps, and other assets that give rise to non-qualifying income to a maximum of 10% of the
Fund   s gross
      income. Please explain, supplementally, how such investments are part of
the Fund   s
      principal strategies.

5. Summary of Fund Expenses

   a. Please confirm that the maximum Early Repurchase Fee will not exceed 2%. See rule
      23c-3(b)(1).

   b. In footnote one of the fee table, the Fund states that the sales charged may be waived or reduced for some investors. Please disclose the types and categories of investors for whom such charges may be waived or reduced. In addition, provide further detailed discussion of such reductions or waivers in the body of the prospectus in the purchase of shares discussion.





       Page 4 of 6
 6. Quarterly Repurchase Offers

       Early Repurchase Fees. (p. 39) In the third paragraph of this section, the Fund discusses the allocation of costs and charges to Shareholders. In your response letter, please explain how the allocations described in this paragraph are consistent with rule 23c-3.
       Also, clarify in plain English in the disclosure that the Fund is discussing oversubscription situations, if accurate.

7. Purchasing Shares

       (p. 44) In the fourth paragraph of this section, the Fund states that Class A Shares are sold at the public offering price. This sentence is preceded by a statement that Class A Shares are not offered to investors. Please reconcile.

8. Statement of Additional Information

   a. Investment Policies and Practices. Please add disclosure to this section explaining the
      Fund   s non-fundamental 80% policy.

   b. On page 10 of the SAI, the Fund states that subject to the conditions of Exemptive Relief, if granted, the Fund may make investments in an issuer where other funds advised by the
      Sub-Adviser (each an    Other Fund    and collectively, the    Other
Funds   ) hold an
      investment in a different class of debt or equity. In addition, on page 11 of the SAI the
      Fund states that from time to time, Other Funds or accounts managed by the Sub-Adviser may hold existing related investments and may make additional investments in the same related assets subject to applicable rules, regulation, SEC guidance and the conditions of the Exemptive Relief. Please explain supplementally how the types of transactions contemplated would be structured to comply with Section 17, Rule 17d-1
and the Fund   s
      co-invest order, if granted.

9. Part C

       Signatures. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the Registration Statement will be signed in compliance with
       Section 6(a) of the Securities Act; including the signature of the principal accounting officer or comptroller of the Fund.




       We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Responses to these comments should be made in a letter addressed to me and filed through the EDGAR system and in amendments to the Registration Statement. If you believe


          Page 5 of 6
 that you do not need to make changes to the Registration Statement in response to a comment, please indicate that in the letter and explain the basis for your position.

       Although we have completed our initial review of the Registration Statement, the
Registration Statement will be subject to further review after our preliminary comments are resolved. Therefore, please be advised that we may make additional comments on the
Registration Statement and any additional amendments to it.

        If you have any questions, please call me at (202) 551-6929. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at zapataa@sec.gov. Any mail or deliveries should include a reference to zip code 20549-8629.

                                                      Sincerely,

                                                      /s/

                                                      Alberto H. Zapata
                                                      Senior Counsel
                                                      Disclosure Review and
Accounting Office




cc:    Andrea Ottomanelli Magovern, Assistant Director
       Asen Parachkevov, Branch Chief





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